Exhibit 12
Calculation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006		2005		2004		2003
	(in thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for
income from equity investee	$(244,526)	$(11,750)		$(12,390)		$(14,321)		$11,564

Fixed charges:
Interest expense (a)	83,025	26,570		21,795		22,114		9,711
Preferred stock accretion and dividends	—	—		—		10		448
Interest portion of rent expense (b)	4,351	2,956		2,504		1,849		1,439

Total fixed charges	87,376	29,526		24,299		23,973		11,598

Total earnings (loss)	$(157,151)	$17,776		$11,909		$9,652		$23,162

Ratio of earnings to fixed charges	—	0.2	x	0.5	x	0.4	x	2.0	x
Ratio of coverage deficiency	(c )	(c	)	(c	)	(c	)	—

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from operations for the years ended December 31, 2007, 2006, 2005 and 2004, there were insufficient earnings of $244.5 million, $11.8 million, $12.4 million and $14.3 million, respectively, to cover fixed charges.